UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GenMark Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

372309 104

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372309104

1.	Names of reporting persons Jon Faiz Kayyem
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 1,003,798 (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 1,003,798 (1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,003,798 (1)
10.	Check box if the aggregate amount in row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 4.9% (2)
12.	Type of reporting person IN

(1)	Includes 124,934 shares held by the Jon Faiz Kayyem and Paige N. Gates Family Trust, dated April 1, 2000, 61,651 shares held by the HI Charitable Remainder Uni Trust and 669,308 shares held by IFIN LP. Dr. Kayyem is trustee of the Jon Faiz Kayyem and Paige N. Gates Family Trust and the HI Charitable Remainder Uni Trust, and President of In-Motion LLC, the general partner of IFIN LP. Also includes 117,320 shares subject to options currently exercisable or exercisable within 60 days of August 31, 2011 and 11,000 unvested shares of restricted stock as of August 31, 2011. As a result, he has sole voting and investment power over the shares held directly by these entites.

(2)	Based on 20,474,570 shares outstanding based on information provided by Issuer on August 31, 2011.

(Page 2 of 9 Pages)

1.	Names of reporting persons Jon Faiz Kayyem and Paige N. Gates Family Trust, dated April 1, 2000
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 124,934
	6.	Shared voting power 0
	7.	Sole dispositive power 124,934
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 124,934
10.	Check box if the aggregate amount in row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.6%
12.	Type of reporting person OO

(Page 3 of 9 Pages)

1.	Names of reporting persons HI Charitable Remainder Uni Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 61,651
	6.	Shared voting power -0-
	7.	Sole dispositive power 61,651
	8.	Shared dispositive power -0-
9.	Aggregate amount beneficially owned by each reporting person 61,651
10.	Check box if the aggregate amount in row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.3%
12.	Type of reporting person OO

(Page 4 of 9 Pages)

1.	Names of reporting persons IFIN LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 669,308
	6.	Shared voting power 0
	7.	Sole dispositive power 669,308
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 669,308
10.	Check box if the aggregate amount in row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 3.3%
12.	Type of reporting person PN

(Page 5 of 9 Pages)

CUSIP NO.     372309104

Item 1(a).	Name of Issuer:

GenMark Diagnostics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Office:

5964 La Place Court

Carlsbad, CA 92008

Item 2(a).	Name of Persons Filing:

Jon Faiz Kayyem

Jon Faiz Kayyem and Paige N. Gates Family Trust, dated April 1, 2000

HI Charitable Remainder Uni Trust

IFIN LP

Item 2(b).	Address of Principal Business Office of Persons Filing:

c/o GenMark Diagnostics, Inc.

5964 La Place Court

Carlsbad, CA 92008

Item 2(c).	Citizenship or Place of Organization of Persons Filing:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

372309 104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

(Page 6 of 9 Pages)

CUSIP NO.     372309104

Item 4.	Ownership.

There are 20,474,570 shares of the Issuer’s common stock outstanding based on information provided by Issuer as of August 31, 2011. The ownership percentages stated below are based upon this amount of outstanding shares.

Jon Faiz Kayyem, the Chief Scientific Officer of the Issuer, is the trustee of the Jon Faiz Kayyem and Paige N. Gates Family Trust and the HI Charitable Remainder Uni Trust, and President of In-Motion LLC, the general partner of IFIN LP. As a result, he has sole voting and investment power over the shares held directly by these entities. Dr. Kayyem disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(a)

Amount beneficially owned by the Jon Faiz Kayyem: 1,003,798 shares

Amount beneficially owned by the Jon Faiz Kayyem and Paige N. Gates Family Trust: 124,934 shares

Amount beneficially owned by HI Charitable Remainder Uni Trust: 61,651 shares

Amount beneficialy owned by IFIN LP: 669,308 shares

(b)

Percent of class owned by the Jon Faiz Kayyem: 4.9%

Percent of class owned by the Jon Faiz Kayyem and Paige N. Gates Family Trust: 0.6%

Percent of class owned by HI Charitable Remainder Uni Trust: 0.3%

Percent of class owned by IFIN LP: 3.3%

(c)

Number of shares as to which the Jon Faiz Kayyem has:

(i) Sole power to vote or to direct the vote: 1,003,798

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,003,798

(iv) Shared power to dispose or to direct the disposition of : 0

Number of shares as to which the Jon Faiz Kayyem and Paige N. Gates Family Trust has:

(i) Sole power to vote or to direct the vote: 124,934

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 124,934

(iv) Shared power to dispose or to direct the disposition of : 0

(Page 7 of 9 Pages)

CUSIP NO.     372309104

Number of shares as to which HI Charitable Remainder Uni Trust has:

(i) Sole power to vote or to direct the vote: 61,651

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 61,651

(iv) Shared power to dispose or to direct the disposition of : 0

Number of shares as to which IFIN LP has:

(i) Sole power to vote or to direct the vote: 669,308

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 669,308

(iv) Shared power to dispose or to direct the disposition of : 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 8 of 9 Pages)

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2011

/s/ Jon Faiz Kayyem
Jon Faiz Kayyem

Jon Faiz Kayyem and Paige N. Gates Family Trust, dated April 1, 2000

By:	/s/ Jon Faiz Kayyem
Name:	Jon Faiz Kayyem
Title:	Trustee

HI Charitable Remiander Uni Trust

By:	/s/ Jon Faiz Kayyem
Name:	Jon Faiz Kayyem
Title:	Trustee

IFIN LP

By: In-Motion, LLC, general partner

By:	/s/ Jon Faiz Kayyem
Name:	Jon Faiz Kayyem
Title:	President